Exhibit 21.1

List of Subsidiaries of the Registrant

The following sets forth a simplified list of our corporate structure as of September 30, 2020, giving effect to the consummation of this offering.

1.	Shoals Parent LLC

2.	Shoals Intermediate Holdings LLC

3.	Shoals Holdings LLC

4.	Shoals Technologies, LLC

5.	Shoals Technologies Group, LLC

6.	Solon, LLC

7.	Shoals Structures, LLC